Exhibit 99.1

Constellium N.V. Voting Results 2019 Annual General Meeting

		Total number of shares for which votes were validly cast*	Percentage of the issued capital**	Votes in favor	Votes against	Abstentions***
Agenda items

Item 2	Conversion of the Company into a European Company (Societas Europaea - SE)	105,672,392	77.25%	96,307,719	9,364,673	10,470

Item 3	Amendments to the Company’s Articles of Association	104,359,313	77.25%	98,304,709	6,054,604	1,323,549

Item 6 (ii)	Remuneration of Non-Executive Board Members	105,312,891	77.25%	103,143,998	2,168,893	369,971

Item 7	Adoption of the Annual Accounts 2018.	105,581,886	77.25%	105,419,613	162,273	100,976

Item 9	Release from liability of Executive Board Member of the Company.	105,546,462	77.25%	104,956,559	589,903	136,400

Item 10	Release from liability of Non-Executive Board Members of the Company.	102,271,459	77.25%	101,686,937	584,522	3,411,403

Item 11	Authorization to the Board to allow the Company to repurchase its own shares.	105,663,085	77.25%	105,453,859	209,226	19,777

Item 12	Authorization to the Board to issue shares and/or to grant rights to subscribe for shares.	105,652,404	77.25%	90,812,788	14,839,616	30,458

Item 13	Authorization to the Board to limit or exclude pre-emptive rights.	105,662,526	77.25%	88,582,376	17,080,150	20,336

Item 14 (i)	Re-appointment of Mr. Michiel Brandjes	105,618,489	77.25%	105,401,063	217,426	64,373

Item 14(ii)	Re-appointment of Ms. Martha Brooks	105,618,490	77.25%	105,588,337	30,153	64,372

Item12(iii)	Re-appointment of Mr. Richard B. Evans	105,609,237	77.25%	103,553,827	2,055,410	73,625

Item 14(iv)	Re-appointment of Ms. Stéphanie Frachet	105,618,490	77.25%	105,584,869	33,621	64,372

Item 14(v)	Re-appointment of Mr. Philippe C.A. Guillemot	105,618,489	77.25%	95,644,514	9,973,975	64,373

Item 14(vi)	Re-appointment of Mr. Peter Hartman	105,592,477	77.25%	105,396,212	196,265	90,385

Item 14(vii)	Re-appointment of Mr. Guy Maugis	105,618,139	77.25%	105,423,376	194,763	64,723

Item 14(viii)	Re-appointment of Mr. John Ormerod	105,610,943	77.25%	105,415,278	195,665	71,919

(2)

Item 14(ix)	Re-appointment of Mr. Werner Paschke	105,613,153	77.25%	105,420,454	192,699	69,709

Item 14(x)	Re-appointment of Ms. Lori Walker	105,618,490	77.25%	105,573,088	45,402	64,372

Item 15	Appointment of PricewaterhouseCoopers as auditor of the Company for 2019	105,641,244	77.25%	105,552,162	89,082	41,618

*	This number is equal to the total number of validly cast votes; it concerns the total number of votes for and against; the number of abstentions is not included in this number.
**

The issued capital of Constellium N.V. on the Record Date May 30, 2019 amounted to 136,789,817 outstanding shares, each with a nominal value of € 0.02. This means that of the issued capital, on the Record Date 136,789,817 votes can be cast. Percentages are rounded down to two decimals.

***	Abstentions and votes that were not cast or not validly cast.

(3)